UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No.     )*
                                             ----

                             GROUP 1 SOFTWARE, INC.
                             ----------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    39943Y103
                                    ---------
                                 (CUSIP Number)

                                  June 8, 2004
                                  ------------
             (Date of Event which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

        |_|     Rule 13d-1(b)


        |X|     Rule 13d-1(c)
         -

        |_|     Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------
CUSIP No. 39943Y103         |
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1    |NAMES OF REPORTING PERSONS:   JOHN SPOHLER
     |
     |I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
     |
     |
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2    |CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
     |(a)
     |(b)
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3    |SEC USE ONLY
     |
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4    |CITIZENSHIP OR PLACE OF ORGANIZATION
     |                              United States of America
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                      | 5  |SOLE VOTING POWER
                      |    |
                      |    |                  769,976 (SEE ITEM 4)
                      |--------------------------------------------------------
      NUMBER OF       | 6  |SHARED VOTING POWER
        SHARES        |    |
     BENEFICIALLY     |    |                  13,978 (SEE ITEM 4)
       OWNED BY       |--------------------------------------------------------
         EACH         | 7  |SOLE DISPOSITIVE POWER
      REPORTING       |    |
     PERSON WITH      |    |                  769,976 (SEE ITEM 4)
                      |--------------------------------------------------------
                      | 8  |SHARED DISPOSITIVE POWER
                      |    |
                      |    |                  403,090 (SEE ITEM 4)
-------------------------------------------------------------------------------
9    |AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
     |
     |                               1,173,066 (SEE ITEM 4)
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10   |CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     |(See Instructions)
     |
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11   |PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     |
     |                          8.4% (SEE ITEM 5)
-------------------------------------------------------------------------------
12   |TYPE OF REPORTING PERSON (See Instructions)
     |                                 IN
-------------------------------------------------------------------------------


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
Item 1(a). Name of Issuer:

           Group 1 Software, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           4200 Parliament Place, Suite 600, Lanham, Maryland 20706-1860

Item 2(a). Name of Person Filing:

           John Spohler

Item 2(b). Address of Principal Business Office, or if None, Residence:

           c/o Bear Stearns & Co., Inc.
           385 Madison Avenue, New York, New York 10179

Item 2(c). Citizenship:

           United States of America

Item 2(d). Title of Class of Securities:

           Common Stock, $0.50 par value per share

Item 2(e). CUSIP Number:

           39943Y103

Item 3.    If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or
           (c), Check Whether the Person Filing is a:

          (a)  [_] Broker or dealer registered under Section 15 of the Act.

          (b)  [_] Bank as defined in Section 3(a)(6) of the Act.

          (c)  [_] Insurance company as defined in Section 3(a)(19) of the Act.

          (d)  [_]  Investment   company  registered  under  Section  8  of  the
               Investment Company Act of 1940.

          (e)  [_]   An   investment    adviser   in   accordance    with   Rule
               13d-1(b)(1)(ii)(E);

          (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);


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
          (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

          (j)  [_] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.    Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 1,173,066

     (b)  Percent of class: 8.4%

     (c)  Number of shares as to which John Spohler has:

          (i)  Sole power to vote or to direct the vote: 769,976

          (ii) Shared power to vote or to direct the vote: 13,978

          (iii) Sole power to dispose or direct the disposition of: 769,976

          (iv) Shared power to dispose or direct the disposition of: 403,090

Item 5.    Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

     Not applicable.

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person.

     If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

     John Spohler has limited trading authority over 389,112 shares of the Issuer's Common Stock owned by clients, including adult members of his family. These clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. Mr. Spohler is also one of six trustees of a family foundation that holds 13,978 shares of the Issuer's Common Stock. The trustees share the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

     Not applicable.

Item 8.    Identification and Classification of Members of the Group.

     If a group has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

     Not applicable.

Item 9.    Notice of Dissolution of Group.

     Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

     Not applicable.

Item 10.   Certifications.

     Certification for Rule 13d-1(c):

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

           Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:        July 9, 2004

                                        /s/ John Spohler
                                        ------------------------
                                        John Spohler


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